(BROWN BROTHERS LETTERHEAD)



      IMPORTANT SECOND NOTICE: PLEASE VOTE THE ENCLOSED PROXY CARD TODAY.


Dear Shareholder:

      We are writing to follow-up on previously mailed proxy materials regarding the Special Meeting of Shareholders of the BBH Trust and BBH Fund, Inc. (collectively the "Funds") and to remind you that the Special Meeting of Shareholders scheduled for May 23, 2007 is rapidly approaching. You are receiving this letter because to date we still have not yet received your vote on the important proposals. We would ask that you vote on this important matter today to ensure that your voice is heard.

                           YOUR FUND NEEDS YOUR VOTE!

Although the response thus far has been overwhelmingly favorable, we have not yet received the necessary participation to meet all of the voting requirements that we face. Legally, in order for a proxy proposal to pass, a certain number of outstanding shares must be voted.

For the reasons set forth in the proxy materials previously delivered to you, the BOARD OF DIRECTORS OF YOUR FUND UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" EACH PROPOSAL AND BELIEVES THE PROPOSALS ARE IN THE BEST INTEREST OF SHAREHOLDERS OF THE FUND. If you have already registered your vote, we thank you and apologize for sending this follow-up mailing. Otherwise, to simplify the voting process, we offer you four convenient voting options. We encourage you to utilize one of the following easy options today to record your vote promptly: YOUR VOTE ALLOWS YOU TO WEIGH IN ON THESE IMPORTANT PROPOSALS, SO PLEASE VOTE TODAY.

HOW DO I VOTE?

  {circle}By marking, signing, and mailing the enclosed proxy card in the postage-paid envelope provided;

  {circle}By logging on to the Internet site shown on your proxy card(s) and follow the on-screen instructions;

  {circle}By dialing the toll free telephone number shown on your proxy card(s) and follow the recorded instructions; or

  {circle}By voting in person at the special meeting.

      If you cannot locate your proxy materials or have any questions about the materials, please call D.F. King & Co., Inc., our independent proxy solicitation firm, toll free at 1-800 423-2107.




YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.